Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

Commission File Number: 333-172888

This filing relates to a planned merger (the "Merger") between Alpha Natural Resources, Inc. ("Alpha") and Massey Energy Company ("Massey") pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the "Merger Agreement"), by and among Alpha, Mountain Merger Sub, Inc. and Massey. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Alpha on January 31, 2011, and is incorporated by reference into this filing.

The following is an email sent to the employees of Alpha and Massey on April 29, 2011:

We are pleased to share the third issue of Info Express with an update on integration news, activities and Q&As.

We also met another important milestone this week. The SEC declared Alpha's S-4 registration statement effective at 5:30 p.m. on Thursday, April 28, officially paving the way for Alpha and Massey to print and mail the final joint proxy statement/prospectus to their shareholders in anticipation of each company's June 1 special shareholder meeting.

Issue 3 | April 29, 2011

ALPHA+MASSEY

INFO EXPRESS

INTEGRATION SUCCESS DEPENDS ON TEAMWORK :

Alpha + Massey

Ben Hadary, vice president and deputy general counsel, shares Legal's integration activities and their dependencies on other groups.

With more than 70 projects to complete before the deal closes, integration teams from Alpha and Massey met in Charleston, West Virginia on April 20 to review all the ways they depend on each other. The 16 teams are composed of leaders from both companies.

As they explained their progress to date, they also listed all the help they need from other teams to be successful. For example, Sales, Marketing and Logistics team members want their Massey counterparts to use Alpha's Delta software on the first day. But, to do that, they will need help from the IT department, which is providing systems support and training. The two teams are working closely together to make it happen.

Also, the Environmental team is depending on the Legal team to provide the names of all the legal entities that will integrate with Alpha. That information will enable them to notify the appropriate regulatory agencies for permit applications and other paperwork.

> "This integration project is like fitting together pieces of a jigsaw puzzle."
> *– Roger Ketron, vice president, Financial Planning & Tax*

By the end of the meeting, dozens of dependencies were identified. "This integration project is like fitting together pieces of a jigsaw puzzle," said Roger Ketron, vice president, Financial Planning and Tax. "It was good to hear from all the teams at one time, so we could get the big picture on just how much we need each other to be successful."

Integration teams reconvened on Wednesday, April 27 at the Southwest Virginia Higher Education Center in Abingdon, Virginia for another workshop to finalize their integration plans for when the transaction closes. Teams also reviewed ways to capture marketing and operational synergies from combining the two organizations. Although many important integration activities will be completed by the time the deal closes, other projects will require more planning and resources and will be completed post-closing. Teams discussed action items and timelines for moving these projects forward. ■

CEO KEVIN CRUTCHFIELD:

Running Right

What is the history of *Running Right*?
Running Right dates back to 2004 at one of our business units. We had a pretty good safety record, but frankly we had a bad run. We had some serious incidents and it caused us to dig deep and really think about where we needed to go. Since most accidents are a result of at-risk behavior, the notion of creating a safety process rooted in a behavior-based safety approach really took shape.

What is the business value of this program?
Beyond the fact that it's the right thing to do from a moral perspective, it's the right thing to do by the business, because working safely is just good business. It is good for our people and for the company as a whole and ultimately benefits shareholders and stakeholders. It is simply the right thing to do.

What is the most important aspect of *Running Right* that you want to communicate?
Running Right to me is about measuring twice and cutting once. That is, we are creating an environment in which doing the right thing is the precedent, and people closest to the work are empowered to make decisions. It provides an infrastructure where everyone is given a seat at the table and can watch out for each other. I cannot see everyone and every situation from my office—nor can the rest of my staff. So it's about empowering everyone within the Alpha family to make the right calls.

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Alpha+Massey Info Express 1

Did You Know?

- Massey has steadily increased its reserve base over the past 23 years from 767 million tons of coal reserves to approximately 2.8 billion tons today.
- Alpha completed 2010 with a combined total reportable incident rate (TRIR) below the industry average and had 33 operations with zero lost-time accidents during the year.
- Massey established the Doctors for our Communities program in partnership with the Marshall University School of Medicine to provide generous tuition assistance to medical school students who agree to work in Central Appalachia upon graduation.
- Alpha was established in 2002 with just seven employees and a vision. Today, that vision has grown into a $4 billion organization with more than 6,500 employees.
- Massey recently opened its first European sales office in Lugano, Switzerland to enhance its opportunities to sell metallurgical and thermal coal in growing global markets.
- In 2010, Alpha awarded tuition funding to 47 high school graduates in its first annual Alpha High School Scholarship Program. The first round of scholarship winners are expected to receive $392,000 in scholarships over the next four years. Alpha plans to provide tuition assistance to 500 high school students over the next decade, representing an estimated $4 million commitment.

IT INTEGRATION TEAM:

Preparing For Day One

After seven successful integrations, including four with Alpha, Saul Hernandez, senior vice president of Information Technology (IT), is confident about one thing. "Every integration is different, so you can't get too comfortable," he warns. And that's also the case with integrating legacy systems at Alpha and Massey.

From left: Saul Hernandez, senior vice president of IT, meets with Kim Milanese, administrative analyst, Chris Vaughn, EAM analyst and Celine Cross, manager of financials, to discuss network and integration details.

"It's a huge undertaking," explains Saul. "We're actually integrating three companies – Massey, Cumberland and Alpha – instead of two." Cumberland was acquired by Massey last year, so all three companies have their own financial, human resources, payroll, production and sales systems.

Fortunately, Saul has approximately 25 IT professionals from the different companies working on the task. "The IT folks from Massey and Cumberland have been extremely helpful, and their attitudes are exceptional," he says. "They bring lots of coal knowledge, which is hard to find in IT. Our IT cultures are compatible. Like Alpha, they're very customer-centric."

Continues on page 4

EMPLOYEE SPOTLIGHT:

Running Right: In Their Own Words

This section features employees describing their own personal Running Right experiences.

Joe Wyatt, Cucumber Mine safety supervisor

How long have you been a miner?
I've been in the mines for 37 years. I'm the safety supervisor at the Cucumber Mine in McDowell County, West Virginia.

How has the mining industry changed over the years?
It's changed a lot. It's a completely different industry. Most of all, it's much safer than when I started.

What do you think about the *Running Right* program?
At first I was hesitant about it because I didn't understand it. As I learned more about *Running Right*, it has meant an entirely different work environment. Employees are now more safety conscious.

How does the process work for you?
I like to talk to the other miners. When I observe an at-risk behavior and talk to the employee about it, they learn from that. It's not just about filling out a card, it's about communicating. Stopping to talk with the guys shows them you care about them. They change their attitude about safety. It becomes something they think about before they do any task.

Are there any concerns about *Running Right*?
No real concerns, but *Running Right* and the Observation Card process should be used as a tool for safety, it is not to be used to downgrade anyone. The *Running Right* process is a way for all of us to do our jobs better and safer. We want everyone to return home to their families every day, and this process is helping us do that. ■

Would you like to be featured in the next Employee Spotlight? Please send us your own experience with *Running Right*, and we will contact you.

Alpha+Massey Info Express 2

BRADBURY AWARD: EDWIGHT SURFACE MINE RECIPIENT

Massey Profile

Tell us about yourself.
My name is Ron Eric Charles. I'm known as RC on the job. I live in Hurricane, West Virginia, with my wife Mary and stepchildren, Colby and Erica. In my spare time, you will find me on the golf course, weather permitting. I'm the superintendent of Edwight Mining, a Surface Mine in southern West Virginia, in the small town of Naoma.

What attracted you to coal mining?
I'm the second generation of my family to work in surface mines. I worked 15 years with my father, who was also a superintendent. I started working for him in the summers while out on school break. During this time, I developed a passion for the coal industry, which directed me to the path of my current career.

How long have you worked in the mining industry?
I've been with Massey since January 2008, but started in the coal industry in 1981. During these 30 years, I worked as a certified blaster and operated various equipment—fuel trucks, rock loaders, coal loaders, drills, just to name a few. In my current position, I manage one of the finest surface mines in this part of the country!

Edwight Surface Mine received the Bradbury Award for safety performance twice. What did that mean to you?
As we work as individuals and as a team, we watch out for each other, which resulted in winning the Bradbury Award for the second time in three years. The first time winning this award was in 2008. In 2009, we received a Best of Class award as a runner-up and were deeply honored to receive the Bradbury Award again in 2010!

The Bradbury Award recognizes one operation annually that best exemplifies safety excellence.

What is Edwight's overall approach to workplace safety?
Edwight Mining is number one in production due to a safe job being a productive job, prioritizing safety first. I learned this 30 years ago in Martin County from Mr. Raymond A. Bradbury. Together, with approximately 168 members and contractors, our families await for us each and every day to come home safely at the end of our shifts.

Ron Eric Charles, superintendent of Edwight Mining

What advice would you give others about working safely?
We must keep in mind the safety procedures we are taught and what we experience on a day-to-day basis. By knowing and realizing these conditions, we stay one step ahead when coming upon an obstacle. In doing this, we keep high safety standards and practices here at Edwight Mining. We strive to be the best. ■

M+A Q&A

Q: What will happen to the houses and apartments that the Massey employees rent from Massey Coal?
A: There will be no immediate changes. Like Massey, Alpha's affiliates own a small number of houses in the immediate vicinity of some mining facilities that were acquired for various reasons. A review will be conducted to confirm that all homes are rented at fair market rates, since homes rented below market rate would need to be treated as taxable income for employees.

Q: The question many people at Massey are asking is about the second retirement plan—the defined benefit plan. For every hour we work, the company puts in a $1.40 to a retirement account. After three years we are fully vested. What happens to this money?
A: Alpha has committed that compensation and benefits for Massey employees will continue in the current state through December 31, 2012, or until they transition to Alpha compensation and benefit programs that are no less favorable in the aggregate.

Q: Will our company holiday schedule change at close?
A: No, for the remainder of the year, Massey and Alpha will continue to observe their existing holiday schedules. In 2012, everyone will observe the same holidays, and that schedule will be communicated later this year.

Q: When is the transaction between Alpha and Massey expected to close?
A: Both companies plan to hold their respective special meetings of stockholders on June 1, 2011. If stockholders approve the merger-related proposals and other customary closing conditions are met, Alpha and Massey will close on June 1, which is referred to as Day One in our integration planning and communications.

Do you have a question? If so, submit it to questions@alphanr.com. We may not have all the answers this early in the integration, but we are committed to sharing as much information as possible and providing new details as decisions are made.

Alpha+Massey Info Express 3

Continued from page 1

It is also about creating a fearless environment, where there is no fear in saying, "I saw this, and it needs to change." We need to remove fear from the process so that no one is afraid to do the right thing. In fact, it's expected.

What will *Running Right* look like going forward following the integration?
I think the power of 14,000 people operating in what I call an "enabled environment," where doing the right thing is not only encouraged but also expected, is going to have a very powerful outcome, long-term. The success of *Running Right* has been good so far, but I think we have just scratched the surface of what the ultimate power of employees to make decisions can be. What we have to do is give people the tools, education and the environment to make those calls on their own.

With this transaction, given the size of our new, combined organization, we are going to be watched and in the spotlight. We will need to lead, putting front and center our safety performance, our environmental stewardship and the social responsibility aspects of our business. I think that is something we all look forward to doing. ■

Continued from page 2

According to Saul, the team has three main goals to achieve by the time the deal closes. "Priority number one is no disruption to the business," he says. "That means Day One, when the deal closes, we've got to be able to pay our people, invoice our customers, pay our vendors and ship coal. The second priority is providing operational groups with consolidated reports to run their businesses. And we need a cohesive IT organization to support the business, so employees know who to call when they have questions or problems."

IT plans to support these changes with resources and training. Because Alpha is leveraging technology from both companies, both Massey and Alpha employees will require training in certain functional areas. For example, Alpha has decided to convert to Massey's Asset Retirement Obligation (ARO) system, which is used to determine the company's financial obligation when it comes to reclaiming mining properties. Still, all these systems will be connected Day One and ultimately reside on one network under one umbrella.

AlphaNet, the employee intranet, is the linchpin that holds it all together, connecting over 120 locations and 14,000 employees. "Our goal is for all employees to have access to AlphaNet on Day One," says Saul, who likened AlphaNet, which contains more than 80 subsites, to a shopping mall. "It's literally one-stop shopping for everything in the organization—accessing systems, sharing files, getting information, ordering business cards, looking up coworkers and much more."

Though he's focused almost entirely on integration these days, Saul never loses sight of his long-term vision to become a world-class IT organization. "We're already a leader in the coal industry," he says. "Now we need to look at what larger, international mining companies are doing. There's a difference between data and information. We have lots of data, and we have systems that capture data on just about anything you want to know about this company. The key is turning it into timely, accurate and valuable information we can use to make sound business decisions." ■

Massey Energy® Alpha Natural Resources

This newsletter is being distributed to employees in both the Alpha and Massey organizations to provide updated news, announcements, and information about the integration. Info Express will be published twice monthly until the deal is closed.

Forward Looking Statements Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha's ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha's and Massey's filings with the Securities and Exchange Commission (the "SEC"), including Alpha's and Massey's Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC's web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise. **Important Additional Information and Where to Find It** This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, on April 21, 2011 Alpha filed with the SEC Amendment No. 2 to its a registration statement on Form S-4 (commission file number 333-172888) that includes a preliminary joint proxy statement/prospectus regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha's Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey's Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha's website at www.alphanr.com under the heading "Investor Relations" and then under the heading "SEC Filings" and Massey's website at www.masseyenergyco.com under the heading "Investors" and then under the heading "SEC Filings".**Participants in Solicitation** Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary joint proxy statement/prospectus filed with the SEC. You can find information about Alpha's and Massey's directors and executive officers in Alpha's definitive proxy statement filed with the SEC on April 1, 2011 and Massey's Amendment No 1 to its 10-k filed with the SEC on April 19, 2011, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

Alpha+Massey Info Express 4